Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

May 30, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549-7010

USA

Attention: Jill S. Davis, Branch Chief

By EDGAR Correspondence

File: 316A

Dear Ms. Davis,

Re: Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2007

       File No. 001-31893

We confirm the receipt of your review letter dated May 29, 2008.  You have requested a response to this letter within 10 business days, however due to existing commitments of management and our professional advisors, we will not be able meet this deadline.  We understand that our response should be made in an expeditious manner and accordingly expect to be able to respond by June 26, 2008.

Please do not hesitate to contact me if you have any concerns regarding this proposed response date.

Yours Very Truly,

AURIZON MINES LTD.

Ian S. Walton,
Executive VP & CFO